SEVENTH AMENDMENT TO AMENDED AND RESTATED
                          LOAN AND SECURITY AGREEMENT

     This Seventh Amendment is made to that certain Amended and Restated Loan and Security Agreement executed as of October 1, 1994 by and between Deutsche Financial Services Corporation, f/k/a ITT Commercial Finance Corp. ("ITT), "("DFS"), Deutsche Financial Services, a division of Deutsche Bank Canada, successor-in-interest to ITT Commercial Finance, a division of ITT Industries of Canada Ltd., ("DFSC") (DFS and DFSC are hereinafter collectively referred to as "DFS"), and Gehl Company ("Gehl") and its subsidiaries, including, but not limited to, Hedlund Martin Inc., Gehl Power Products, Inc., Mustang Manufacturing Company, Inc. and Mustang Finance, Inc. (collectively "Gehl Company") as amended ("Agreement").

     FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which is acknowledged, DFS and Gehl Company agree to amend the Agreement as follows:

     Section 3.2 of the Agreement, Available Credit, is deleted in its entirety and restated as follows:

          "Available Credit . On receipt of each Schedule, or as otherwise requested by Gehl Company, DFS will credit Gehl Company with (a) Eighty percent (80.0%) of the net amount of the Eligible Accounts listed in such Schedule, excluding Net Accounts, and (b) Fifty percent (50%)of the net amount of Net Accounts listed in such Schedule, and remit to Gehl Company, in immediately available funds, an amount equal to Gehl Company's Loan request up to the Maximum Line of Credit, in accordance with the electronic transfer instructions contained in Section
        8.16 of this Agreement; provided however, that the outstanding principal balance of all advances or loans made on Net Accounts will at no time exceed Five Million Dollars ($5,000,000.00), and the outstanding principal balance of all loans made on foreign Accounts which are insured by a policy in form and substance and issued by an insurer acceptable to DFS will at no time exceed Five Million Dollars ($5,000,000.00). DFS will loan Gehl Company, on request, such amounts so credited or a part thereof as requested provided that at no time will such outstanding loans exceed Gehl Company's Maximum Line of Credit. No advances or loans need be made by DFS if Gehl Company is in Default. Gehl Company acknowledges that any advances or loans made on Net Accounts or foreign Accounts will be deemed made under the U.S. Line."

          2. Section 3.3(1)of the Agreement is deleted in its entirety and restated as follows:

               "for Accounts in excess of $750,000.00 and not specifically approved by DFS in writing, which approval will not be unreasonably witheld, all amounts in excess of $750,000.00;"

          3. All other terms and provisions of the Agreement remain unchanged and in full force and effect.

          IN WITNESS WHEREOF the dully authorized representatives of DFS, DFSC, and Gehl Company have executed this Seventh Amendment to Amended and Restated Loan and Security Agreement as of this 1st day of September, 1998.

     GEHL COMPANY                       HEDLUND MARTIN, INC.
     By:  /s/ W.D. Gehl                 By: /s/ W.D. Gehl
     Title:  President                  Title:  President

     GEHL POWER PRODUCTS, INC.          MUSTANG MANUFACTURING COMPANY, INC.
     By:  /s/ W.D. Gehl                 By: /s/ W.D. Gehl
     Title:  President                  Title:  President

     MUSTANG FINANCE, INC.
     By:  /s/ W.D. Gehl
     Title:  President


     DEUTSCHE FINANCIAL SERVICES        DEUTSCHE FINANCIAL SERVICES,
     CORPORATION                        a division of Deutsche Bank Canada

     By:  /s/ Kenneth C. MacDonell      By:  /s/ Bill Blight
     Title:  Vice President             Title:  Vice President

                                        By:  /s/ Joe Conte
                                        Title:  Vice President